Exhibit 107

Calculation of Filing Fee Table

424(b)(7)
(Form Type)

Blackbaud, Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Registration Fee
Fees to Be Paid(1)	Equity	Common stock, $0.001 par value per share	457(c)	650,647	$60.43	$39,318,598.21	0.0000927	$3,644.83
Fees Previously Paid	–	–	–	–	–	–	–	–
	Total Offering Amount					$39,318,598.21
	Net Fee Due							$3,644.83

(1)
The proposed maximum offering price per share has been estimated solely for the purpose of calculating the registration fee, which has been calculated based on the average high and low prices reported for the registrant’s common stock on March 31, 2022.